Sue Veres Royal
Chief Executive Officer
178 Columbus Ave, PO Box 231143
New York, NY 10023
Telephone 202 302 6703




October 21, 2020




United States Security and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549


Attention


Keira Nakada


Lyn Shenk


Scott Anderegg


Jennifer Lopez Molina


Re
The BeBop Channel Corporation


Form 1A A Registration Statement ACCESSION NUMBER 0001785982 20 000920 FILE NUMBER 024 11307
CIK No 0001814102

Filed on 16 Oct 2020 12 17






Request for Qualification


Requested Date         October 23, 2020
Requested Time         3 PM Eastern Time








Ladies and Gentlemen,


The BeBop Channel Corporation, after
confirming by telephone that there remains no further comments, hereby requests that the Securities and Exchange
Commission take appropriate action to qualify the above captioned Registration Statements on Form 1A A qualified at the Requested Date and Requested Time set forth above or as soon thereafter as practicable.




The Registrant may orally modify or withdraw this Qualification Request.


Registrant hereby acknowledges that




Should the Commission of the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing the action of the Commission or the staff, acting pursuant to delegated authority, qualify the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and the company may not assert staff comments and or qualifications as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




The Registrant requests that it be notified of such qualification by telephone call to Ms. Veres at 202 302 6703.




Sincerely,
The BeBop Channel Corporation


By:


Sue Veres Royal  electronically signed
__________________
Sue Veres Royal
Chief Executive Officer